上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
29 A 8:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/07

28th June 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07024809

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copies of two announcements both dated 27th June 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcements shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

PROCESSED
JUL 03 2007
THOMSON FINANCIAL

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

香港告士打道39號夏愨大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

South China Morning Post
Publication Date : 28th June 2007

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

NOTIFICATION
DISCLOSEABLE TRANSACTION IN RELATION TO THE PROPOSED INVESTMENT IN A PRC JOINT VENTURE COMPANY

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of Shanghai Industrial Holdings Limited at www.sihl.com.hk under "News".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays), from today until 27th July 2007 or until such time as the discloseable transaction circular is sent to shareholders, whichever is the later. Copies will be provided upon request at no charge.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 27th June 2007

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

DISCLOSEABLE TRANSACTION IN RELATION TO THE PROPOSED INVESTMENT IN A PRC JOINT VENTURE COMPANY

The Board is pleased to announce that on 27th June 2007, the Company and the PRC JV Partner entered into the Capital Contribution Agreement, pursuant to which the Company has agreed to make a capital contribution of RMB2,130,660,600 to Shanghai Urban Development, of which RMB120.53 million will be contributed to the registered capital of Shanghai Urban Development and the remaining RMB2,010,130,600 will be contributed to its capital reserve. On the same day, the Company and the PRC JV Partner entered into the Joint Venture Contract and the Joint Venture Articles. Immediately after the Proposed Capital Contribution, the registered capital of Shanghai Urban Development will be increased from RMB180.80 million to RMB301.33 million and the PRC JV Partner and the Company will respectively own 60% and 40% equity interest in Shanghai Urban Development.

Shanghai Urban Development is a state-owned enterprise established in 1996. The capital of Shanghai Urban Development was made by Shanghai Xuhui District People's Government and Xuhui District State-owned Assets Administrative Committee is authorised by Shanghai Xuhui District People's Government to exercise state-owned shareholders' right over Shanghai Urban Development. The current principal activities of Shanghai Urban Development and its subsidiaries include real estate development and consultancy services, resettlement work, ancillary construction equipment, construction material, industrial investment, domestic trading (specially regulated ones excepted) and property sales, leasing and management.

The Joint Venture Agreements and the transactions contemplated thereunder constitute discloseable transaction of the Company under Chapter 14 of the Listing Rules and accordingly, are subject to reporting and announcement requirements of the Listing Rules. A circular containing details of the Joint Venture Agreements will be despatched to the Shareholders as soon as practicable.

INTRODUCTION

The Board is pleased to announce that on 27th June 2007, the Company and the PRC JV Partner entered into the Capital Contribution Agreement, the Joint Venture Contract and the Joint Venture Articles in respect of the Joint Venture Company. To the best of the Directors' knowledge, information and belief and having made all reasonable enquiries, the PRC JV Partner is an Independent Third Party.

THE CAPITAL CONTRIBUTION AGREEMENT

Major terms of the Capital Contribution Agreement are summarised as below:-

Date : 27th June 2007

Parties : (1) the Company

: (2) The PRC JV Partner

Nature of the transaction : Pursuant to the Capital Contribution Agreement, the Company has agreed to make a capital contribution of RMB2,130,660,600 to Shanghai Urban Development, of which RMB120.53 million will be contributed to the registered capital of Shanghai Urban Development and the remaining RMB2,010,130,600 will be contributed to its capital reserve. Immediately after the Proposed Capital Contribution, the registered capital of Shanghai Urban Development will be increased from RMB180.80 million to RMB301.33 million and the PRC JV Partner and the Company will respectively own 60% and 40% equity interest in Shanghai Urban Development.

Consideration : The Company has agreed to make a capital contribution of RMB2,130,660,600 to Shanghai Urban Development in return for a 40% equity interest in Shanghai Urban Development.

The amount of capital contribution to be made by the Company to Shanghai Urban Development as mentioned above was determined by reference to the net asset value of Shanghai Urban Development as at 31st December 2006 as shown in an asset appraisal report. According to the asset appraisal report, the net asset value of Shanghai Urban Development as at 31st December 2006 amounted to RMB3,195,990,863.33.

An amount of RMB220 million is payable by the Company to 上海聯合產權交易所 (Shanghai United Assets and Securities Exchange) as deposit to secure the performance by the Company of its obligations to pay the capital contribution pursuant to the Capital Contribution Agreement. Such deposit can be applied towards payment of the second stage payment of the capital contribution to be made by the Company as mentioned below. The deposit shall be refunded to the Company within five business days if the failure of the Company to perform its obligation to pay its capital contribution is caused by reasons other than breaches of the Company.

Capital contribution made by the Company and the deposit mentioned above shall be paid in cash in either Hong Kong dollars or United States dollars. Of the RMB2,130,660,600 capital contribution, not less than 30% shall be paid within 5 business days from the date on which the Capital Contribution Agreement becomes effective and the balance shall be paid in one lump sum within two (2) months after the Capital Contribution Agreement becomes effective.

Non-disposal Undertaking : The Company has undertaken to the PRC JV Partner that it shall not dispose of its 40% equity interest in the Joint Venture Company acquired pursuant to

the Capital Contribution Agreement within 5 years after such acquisition. If it is necessary to do so, such transfer must be approved in writing by the PRC JV Partner. An exception to the aforesaid restriction on the Company's right to transfer is where the transfer is to a group company for the purpose of an internal Group restructuring and there is no change in the capacity of the Company as the ultimate controller and the consideration for such transfer is not obviously higher than the consideration payable by the Company as mentioned above and in the case of such transfer, the PRC JV Partner shall give its consent.

Other Undertakings : The Company and the PRC JV Partner have agreed, among other things, that:-

(1) if the State-owned Management Company incurs liabilities under various guarantees given by it in respect of certain loans obtained by Shanghai Urban Development from banks prior to the signing of the Capital Contribution Agreement, such economic loss shall be borne by the Joint Venture Company in accordance with the law. Whereas, if the Joint Venture Company incurs liabilities under various guarantees given by Shanghai Urban Development in respect of certain loans obtained by the State-owned Management Company from banks prior to the signing of the Capital Contribution Agreement, the PRC JV Partner shall compensate the actual economic loss suffered by the Joint Venture Company out of its share of the future profits of the Joint Venture Company in respect of its 60% equity interest;

(2) if after the completion of the Proposed Capital Contribution, (i) it shall be discovered that there was any undisclosed liability or legal risk of the Joint Venture Company prior to 31st December 2006 which caused the net asset value of Shanghai Urban Development become less than the net asset value as shown in the asset appraisal report mentioned above, or (ii) it shall be discovered that there were assets, or contingent rights and interests or gains of Shanghai Urban Development omitted from the asset appraisal report and which were not provided for in the Capital Contribution Agreement, and, in each case, the cumulative amounts involved equal to RMB30 million or more, and there are sufficient reasons, the Company and the PRC JV Partner shall resolve through separate negotiation; and

(3) if the Joint Venture Company shall in the future recover any assets to which zero value had been assigned for the purpose of the asset appraisal mentioned above due to the inability to recover such assets over a long period of time, such assets (and similar assets which had been appraised at zero value) shall belong to the PRC JV Partner.

Effective Date : The Capital Contribution Agreement will become effective when it is approved by the relevant approval authority.

THE JOINT VENTURE CONTRACT AND THE JOINT VENTURE ARTICLES

Major terms of the Joint Venture Contract and the Joint Venture Articles are summarised as below:-

Date	:	27th June 2007
Parties	:	(1) The Company (2) The PRC JV Partner
Business scope of the Joint Venture Company	:	The scope of business of the Joint Venture Company following its conversion into a Sino-foreign equity joint venture company shall include real estate development and consultancy services, resettlement work, ancillary construction equipment, construction material, industrial investment, domestic trading (specially regulated ones excepted) and property sales, leasing and management.
Registered capital of the Joint Venture Company	:	The registered capital of the Joint Venture Company will be RMB301.33 million. Immediately after the Proposed Capital Contribution, the PRC JV Partner and the Company will respectively own 60% and 40% of the registered capital of Shanghai Urban Development.
Restrictions on transfer of Interest	:	Transfer or mortgage of any interest in the Joint Venture Company by a party shall require the approval of the other party. In addition, transfer of interest in the Joint Venture Company by any of the PRC JV Partner and the Company to a third party is subject to pre-emptive right of the other and the terms of transfer offered to the third party shall not be more favourable than those offered to the other shareholder of the Joint Venture Company. However, in the case of a transfer by a party to the Joint Venture Contract to its group company of all or any part of its equity interest in the Joint Venture Company and such transfer is for the purpose of its internal restructuring, the other party to the Joint Venture Contract shall waive its pre-emptive right in respect of such transfer.
Board composition of the Joint Venture Company	:	The board of directors of the Joint Venture Company shall consist of seven (7) members. The Company and the PRC JV Partner are entitled to appoint three (3) directors and four (4) directors of the Joint Venture Company respectively. The chairman of the board of directors of the Joint Venture Company shall be appointed by the PRC JV Partner and the vice-chairman of the board of directors of the Joint Venture Company shall be appointed by the Company. Each term of office of the directors of the Joint Venture Company is three (3) years and a director may remain in office if the party appointing him/her shall continue to appoint him/her. Pursuant to the Joint Venture Articles, two-thirds of the total number of directors of the Joint Venture Company shall form a quorum of board meetings.
Profit and loss	:	Pursuant to the Joint Venture Contract, profits available for distribution shall be distributed to the PRC JV Partner and the Company in proportion to their respective capital contribution to the registered capital of the Joint Venture Company. The liability of the PRC JV Partner and the Company towards the liabilities of Shanghai Urban Development shall be limited to the respective

amounts of capital contribution responsible to be made by them.

Term of the Joint Venture Company	:	The Joint Venture Company will have a joint venture period of fifty (50) years commencing on the date of issuance of its business licence. The parties may apply for an extension of the joint venture period within six (6) months prior to the expiry of the original joint venture period.
Dissolution	:	At the end of the term of the Joint Venture Company, the remaining assets of the Joint Venture Company (after payment of debts) will be distributed to the PRC JV Partner and the Company in proportion to the respective amounts of capital contribution paid up by them.
Effective Date	:	The Joint Venture Contract and the Joint Venture Articles will become effective when they are approved by the relevant approval authority.

Save for the capital contribution disclosed above, the Company has no other capital commitment (whether equity, loan or otherwise) to the Joint Venture Company.

SOURCE OF FUNDING

The investment of the Company in the Joint Venture Company will be funded by internal resources of the Group.

INFORMATION ON THE GROUP

The Company and its subsidiaries are principally engaged in the business of infrastructure facilities, medicine, consumer products and information technology.

FURTHER INFORMATION ABOUT SHANGHAI URBAN DEVELOPMENT

Business carried on by Shanghai Urban Development

Shanghai Urban Development is a state-owned enterprise established in 1996. The capital of Shanghai Urban Development was made by Shanghai Xuhui District People's Government and Xuhui District State-owned Assets Administrative Committee is authorised by Shanghai Xuhui District People's Government to exercise state-owned shareholders' right over Shanghai Urban Development. Shanghai Urban Development has a land reserve with a total gross floor area of about 2 million square meters for development, which includes commercial and residential development projects in Shanghai, Kunshan (Jiangsu province), Changsha (Hunan province) and Hefei (Anhui province). Among these projects are "Xujiahui Centre" and "Urban Cradle" in which Shanghai Urban Development has a 60% and 90% interest respectively. "Xujiahui Centre" (currently in the planning stage) is located above the Xuhui subway station in the main commercial hub of Shanghai and is the one of the largest comprehensive commercial projects in downtown Shanghai, which has a planned development site area of approximately 13.2 hectares. "Urban Cradle" (which is currently under development) is one of the largest residential projects in southwest Shanghai, within the Middle Ring Road territory with a planned development site area of approximately 94.3 hectares. The current principal activities of Shanghai Urban Development and its subsidiaries include real estate development and consultancy services, resettlement work, ancillary construction equipment, construction material, industrial investment, domestic trading (specially regulated ones excepted) and property sales, leasing and management. The current registered capital of Shanghai Urban Development is RMB180.80 million.

Financial information on Shanghai Urban Development

The unaudited consolidated profit before taxation, extraordinary items and minority interests, and the unaudited consolidated profit after taxation, extraordinary items and minority interests, of Shanghai Urban Development for the two years ending 31st December 2006, which were prepared in accordance with Hong Kong Financial Reporting Standards, were as follows:

	Year ended 31st December	
	2005	**2006**
	RMB'000	*RMB'000*
	(unaudited)	(unaudited)
Consolidated profit before taxation, extraordinary items and minority interests	96,319	616,604
Consolidated profit after taxation, extraordinary items and minority interests	61,165	317,323

The unaudited consolidated net asset value and the unaudited consolidated total asset value of Shanghai Urban Development as at 31st December 2006, which were prepared in accordance with Hong Kong Financial Reporting Standards, were approximately RMB836.74 million and RMB8,880.60 million respectively.

Following completion of the Proposed Capital Contribution, the Company will become the holder of 40% of the equity interest in the Joint Venture Company, and the Joint Venture Company will be accounted for as an associated company.

As at the date of this Announcement


The PRC JV Partner
100%
Shanghai Urban Development

Immediately after completion of the Proposed Capital Contribution


The PRC JV Partner
The Company
60%
40%
Joint Venture Company

REASONS FOR AND BENEFITS OF THE JOINT VENTURE AGREEMENTS

Leveraging on its Shanghai background and by capitalizing on the experience of the management accumulated from operating in the Shanghai real estate market, the proposed acquisition of equity interest in Shanghai Urban Development enables the Group to acquire quality real estate projects and companies in Shanghai. It is visualized by the management of the Company that the investment in real estate will become a core segment in the Group's future strategic planning.

On the basis of the wide experience of Shanghai Urban Development's management team and good reputation of Shanghai Urban Development in the Shanghai real estate sector, the strategic value of commercial property projects and residential property projects, and land reserve of about 2 million square meters of gross floor area for development owned by Shanghai Urban Development and its subsidiaries, the proposed acquisition of equity interest in Shanghai Urban Development will facilitate the Group to penetrate in the Shanghai real estate sector with leading position. It is expected to form a platform to integrate state-owned real estate resources in Shanghai and to achieve the Group's strategic goal of becoming a regional leading real estate player in the PRC.

The consideration for the transactions contemplated under the Joint Venture Agreements have been determined through arm's length negotiation between the Company and the PRC JV Partner principally based on the asset appraisal mentioned above.

The Directors consider that the Joint Venture Agreements are on normal commercial terms and are fair and reasonable so far as the Company and the Shareholders are concerned.

GENERAL

The Joint Venture Agreements and the transactions contemplated thereunder constitute discloseable transaction of the Company under Chapter 14 of the Listing Rules and accordingly, are subject to reporting and announcement requirements of the Listing Rules. A circular containing details of the Joint Venture Agreements will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

Unless the context otherwise requires, the following terms shall have the meanings set out below:

"Board"	the board of Directors
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong, the shares of which are listed on the main board of the Stock Exchange
"Capital Contribution Agreement"	an agreement in respect of the increase in capital of Shanghai Urban Development dated 27th June 2007 entered into between the Company and the PRC JV Partner
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Third Party"	a third party which is not a connected person of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Joint Venture Agreements"	the Capital Contribution Agreement, the Joint Venture Contract and the Joint Venture Articles
"Joint Venture Company"	a Sino-foreign joint venture company to be transformed from Shanghai Urban Development
"Joint Venture Contract"	a joint venture contract in respect of the joint operation of the Joint Venture Company dated 27th June 2007 entered into between the Company and the PRC JV Partner
"Joint Venture Articles"	the joint venture articles of association of the Joint Venture Company approved by the Board and signed by the Company and the PRC JV Partner on 27th June 2007
"PRC"	the People's Republic of China
"PRC JV Partner" or "Xuhui District State-owned Assets Administrative Committee"	上海市徐匯區國有資產監督管理委員會 (Xuhui District State-owned Assets Administrative Committee), a government authority authorised by and established directly under Shanghai Xuhui District People's Government for supervising and managing state-owned assets in the possession of Xuhui District
"Proposed Capital Contribution"	proposed capital contribution made by the Company to the Joint Venture Company pursuant to the Capital Contribution Agreement
"RMB"	Renminbi, the lawful currency of the PRC
"Shanghai Urban Development"	上海城開(集團)有限公司 (Shanghai Urban Development (Holdings) Co., Ltd.), a state-owned enterprise established in the PRC in 1996 and wholly owned by the PRC JV Partner
"Shares"	shares in the capital of the Company
"Shareholders"	holders of Shares
"State-owned Management Company"	上海徐匯國有資產投資經營有限公司 (Shanghai Xuhui State-owned Assets Management Company), a state-owned enterprise wholly owned by the PRC JV Partner
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

In this announcement, for illustration purpose, amounts in RMB have been translated into Hong Kong dollars at the exchange rate of RMB1 to HK$1. Such translation does not constitute a representation that any amount has been, could have been or may be exchanged at such rates.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 27th June 2007

As at the date of this announcement, the board of directors of the Company comprises eight Executive Directors, namely, Mr. CAI Lai Xing, Mr. CAI Yu Tian, Mr. QU Ding, Mr. LU Ming Fang, Mr. DING Zhong De, Mr. QIAN Shi Zheng, Mr. YAO Fang and Mr. TANG Jun; and three Independent Non-Executive Directors, namely, Dr. LO Ka Shui, Prof. WOO Chia-Wei and Mr. LEUNG Pak To, Francis.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2007 JUN 29 A 8:10
OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/07

27th June 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a shareholders' circular dated 27th June 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid circular shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel: (852) 2529 5652 Fax: (852) 2529 5067

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shanghai Industrial Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Shanghai Industrial Holdings Limited.

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

ISSUE OF NEW A SHARES BY SHANGHAI INDUSTRIAL PHARMACEUTICAL INVESTMENT CO., LTD.

DISCLOSEABLE TRANSACTION TRANSFER OF ASSETS TO SHANGHAI INDUSTRIAL PHARMACEUTICAL INVESTMENT CO., LTD.

A letter from the board of directors of Shanghai Industrial Holdings Limited is set out on pages 4 to 15 of this circular.

27th June 2007

CONTENTS

Page

Definitions 1

Letter from the Board

1. Introduction 4
2. The Agreement 5
3. The Subscription 5
4. The Transfers 5
5. Consents and Approvals 7
6. Completion 7
7. Shareholding Structure of the Assets before and after Completion of the Transfers, the Subscription and the Issue of Remaining Shares 8
8. Information on SI Pharmaceutical 8
9. Information on the Assets 9
10. Reasons for and Benefits of the Subscription and the Transfers 14
11. Use of Proceeds 15
12. General 15
13. Additional Information 15

Appendix – General Information 16

In this circular, the following expressions have the following meanings unless the context requires otherwise:–

Term	Meaning
"Assets"	55% equity interest in CT Qingchunbao, 51.0069% equity interest in Huqingyutang Pharmaceutical, 61% equity interest in Xiamen TCM, 55% equity interest in Liaoning Herbapax and 29% equity interest (after a further capital injection increasing such percentage equity interest from 24% to 29%) in Huqingyutang Drugstore to be transferred to SI Pharmaceutical and/or its subsidiaries under the Agreement
"A Shares"	ordinary shares of RMB1.00 each in the capital of SI Pharmaceutical
"Agreement"	the agreement among the Company, SIIC MedTech and SI Pharmaceutical in relation to the Subscription and the Transfers dated 15th May 2007
"Board"	the board of directors of the Company
"Company"	Shanghai Industrial Holdings Limited, a company incorporated under the laws of Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"CSRC"	China Securities Regulatory Commission
"CT Qingchunbao"	Chia Tai Qingchunbao Pharmaceutical Co., Ltd.* (正大青春寶藥業有限公司), a limited liability company established under the laws of the PRC and owned by the Group as to 55% and a subsidiary of the Company
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Huqingyutang Drugstore"	Hangzhou Huqingyutang Drugstore Co., Ltd.* (杭州胡慶餘堂國藥號有限公司), a limited liability company established under the laws of the PRC and owned by the Group as to 29% (after a further capital injection) and a jointly controlled entity of the Company

* *The English name is an informal English translation of its official Chinese name.*

"Huqingyutang Pharmaceutical"	Hangzhou Huqingyutang Pharmaceutical Co., Ltd.* (杭州胡慶餘堂藥業有限公司), a limited liability company established under the laws of the PRC and owned by the Group as to 51.0069% and a subsidiary of the Company
"Issue of Remaining Shares"	the issue by SI Pharmaceutical of up to 60,450,000 new A Shares (under the total 107,220,000 new A Shares it proposes to issue) to institutional investors at a price of RMB14.13 per share, determined according to the Measures for the Administration of the Issuance of Securities by Listed Companies (上市公司證券發行管理辦法)
"Latest Practicable Date"	22nd June 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Liaoning Herbapex"	Liaoning Herbapex Pharmaceutical (Group) Co., Ltd.* (遼寧好護士藥業(集團)有限責任公司), a limited liability company established under the laws of the PRC and owned by the Group as to 55% and a subsidiary of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 to the Listing Rules
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
"Shares"	shares of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"SIIC"	Shanghai Industrial Investment (Holdings) Co. Ltd., a company incorporated under the laws of Hong Kong with limited liability
"SIIC MedTech"	SIIC MedTech Health Products Limited, an investment holding company incorporated under the laws of Hong Kong with limited liability and a wholly-owned subsidiary of the Company

* *The English name is an informal English translation of its official Chinese name.*

"SI Pharmaceutical"	Shanghai Industrial Pharmaceutical Investment Co., Ltd., a limited liability company established under the laws of the PRC which is a subsidiary of the Company, listed on the A Shares market of the Shanghai Stock Exchange (stock code: 600607)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription by SIIC MedTech for 46,770,000 A Shares under the Agreement
"Transfers"	the transfers of the Assets by relevant subsidiaries of the Group to SI Pharmaceutical and/or its subsidiaries pursuant to the Agreement
"World Honest"	World Honest Investments Limited, an investment holding company incorporated under the laws of Hong Kong with limited liability and a wholly-owned subsidiary of the Company
"Xiamen TCM"	Xiamen Traditional Chinese Medicine Co., Ltd.* (廈門中藥廠有限公司), a limited liability company established under the laws of the PRC and owned by the Group as to 61% and a subsidiary of the Company

* *The English name is an informal English translation of its official Chinese name.*

For the purposes of this circular, the exchange rate at HK$1 = RMB1 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

Executive Directors:
Mr. Cai Lai Xing *(Chairman)*
Mr. Cai Yu Tian *(Vice Chairman and Chief Executive Officer)*
Mr. Qu Ding *(Vice Chairman and Executive Deputy CEO)*
Mr. Lu Ming Fang
Mr. Ding Zhong De
Mr. Qian Shi Zheng *(Deputy CEO)*
Mr. Yao Fang
Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Registered office:
26th Floor
Harcourt House
39 Gloucester Road
Wanchai
Hong Kong

27th June 2007

To the Shareholders

Dear Sir or Madam,

ISSUE OF NEW A SHARES BY SHANGHAI INDUSTRIAL PHARMACEUTICAL INVESTMENT CO., LTD.

DISCLOSEABLE TRANSACTION TRANSFER OF ASSETS TO SHANGHAI INDUSTRIAL PHARMACEUTICAL INVESTMENT CO., LTD.

1. INTRODUCTION

The Board announced on 15th May 2007 that SI Pharmaceutical, a subsidiary in which the Company through its another wholly-owned subsidiary owns approximately 43.62% of its total issued share capital, proposed to issue a total of up to 107,220,000 new A Shares. The Company, SIIC MedTech and SI Pharmaceutical entered into the Agreement on 15th May 2007 for the subscription by SIIC MedTech for 46,770,000 A Shares (out of the total 107,220,000 new A Shares to be issued by SI Pharmaceutical) at RMB14.13 per share and for the transfers of the Assets to SI Pharmaceutical and/or its subsidiaries.

The Transfers constitute a discloseable transaction for the Company under the Listing Rules, as the profits, revenue and consideration ratios under Chapter 14 of the Listing Rules exceed 5% but are less than 25%. The Company is required by the Listing Rules to issue this circular to provide the Shareholders with further information on such transaction and to give other information in relation to the Company.

2. THE AGREEMENT

Date

15th May 2007

Parties

1. The Company

2. SI Pharmaceutical, a subsidiary of the Company

3. SIIC MedTech, a subsidiary of the Company

3. THE SUBSCRIPTION

The Company through SIIC MedTech shall subscribe for 46,770,000 A Shares (out of the total 107,220,000 new A Shares to be issued by SI Pharmaceutical) at RMB14.13 per share. Such subscription price represents a 10% discount from the average closing price of the A Shares on the Shanghai Stock Exchange in the 20 trading days preceding the announcement of the resolution of the board of SI Pharmaceutical on the transactions under the Agreement.

According to the Measures for the Administration of the Issuance of Securities by Listed Companies (上市公司證券發行管理辦法) promulgated by the CSRC, a non-public offer of new shares by publicly listed companies in the PRC shall be at a price not less than 90% of the average closing price in the 20 trading days preceding the date for price determination. In addition, the Company as the controlling shareholder of SI Pharmaceutical may not transfer such new A Shares within 36 months from the completion of the issue.

The Company currently through another wholly-owned subsidiary holds an approximately 43.62% shareholding in SI Pharmaceutical. Immediately upon completion of the Subscription alone, the Company will increase its indirect percentage shareholding in SI Pharmaceutical to approximately 49.98% of its enlarged issued share capital.

4. THE TRANSFERS

Pursuant to the Agreement, the following equity interests held by wholly-owned subsidiaries of the Company will be transferred to SI Pharmaceutical and/or its subsidiaries:-

(a) an amount of RMB70,675,000 in the registered capital of CT Qingchunbao, representing 55% of the total equity interest in CT Qingchunbao;

(b) an amount of RMB27,115,292 in the registered capital of Huqingyutang Pharmaceutical, representing 51.0069% of the total equity interest in Huqingyutang Pharmaceutical;

(c) an amount of RMB29,175,000 in the registered capital of Xiamen TCM, representing 61% of the total equity interest in Xiamen TCM;

(d) an amount of RMB28,050,000 in the registered capital of Liaoning Herbapex, representing 55% of the total equity interest in Liaoning Herbapex; and

(e) an amount of RMB3,157,900 in the registered capital of Huqingyutang Drugstore representing 24% of the total equity interest in Huqingyutang Drugstore (which will be increased to RMB4,084,500 representing 29% of the total equity interest in Huqingyutang Drugstore after approval of a further capital injection by World Honest to Huqingyutang Drugstore).

After completion of the Transfers, the above companies will continue to be consolidated as subsidiaries in the audited consolidated financial statements of the Group through SI Pharmaceutical and/or its subsidiaries (except for Huqingyutang Drugstore which is a jointly-controlled entity of the Group).

Consideration for the Transfers

The consideration for the Transfers shall be determined by the valuation by an asset appraisal institution with securities business qualifications in accordance with the PRC legal and regulatory requirements, and shall be determined at RMB1,515,000,000 if the assessed value of the Assets is within a range of 5% of such amount. If the assessed value is beyond such range, the Company and SI Pharmaceutical shall negotiate to determine the final consideration for the Transfers.

The above consideration for the Transfers was determined after taking into account the following factors:

(1) The sum of the carrying value and committed capital of the Assets as at 31st December 2006 was RMB862,788,000, and the above consideration for the Transfers represents a premium of approximately 75.6% over such carrying value and committed capital of the Assets.

(2) The sum of the proportionate audited net asset value of the Assets as at 31st December 2006 (in accordance with the generally accepted accounting principles in the PRC) was RMB506,156,000, and the above consideration for the Transfers represents a premium of approximately 199.3% over such net asset value.

(3) The subscription price per share of RMB14.13 under the Subscription represents a premium of approximately 190.7% over the audited net asset value per share of RMB4.86 of SI Pharmaceutical as at 31st December 2006.

If the assessed value of the Assets is beyond the range of 5% of RMB1,515,000,000 and the Company and SI Pharmaceutical negotiate to determine the final consideration for the Transfers, the Company will comply with applicable requirements of the Listing Rules, and make a further announcement if required and seek approval by the Shareholders for the Transfers if the applicable percentage ratios reach 25% or more.

As at the date of this circular, the valuations of the various subject companies under the Transfers have not been completed.

5. CONSENTS AND APPROVALS

The Subscription and the Transfers shall only be implemented after the following approvals or consents have been obtained:–

1. approval by the shareholders of SI Pharmaceutical in general meeting;

2. consent by the Board and the board of directors of SIIC MedTech;

3. approval of the Subscription by the Department of Commerce of the PRC;

4. consent, approval and/or waiver by the CSRC, other administrative departments and organizations (if necessary).

Both the Subscription and the Transfers will be completed after the above consents, approvals and/or waivers have been obtained. As at the Latest Practicable Date, except the consents referred to in item no. 2 above, all the other consents, approvals and/or waivers had not yet been obtained.

6. COMPLETION

After all approvals and consents of the Subscription by the PRC administration departments or bodies have been obtained, the Company and SI Pharmaceutical and/or their respective subsidiaries shall execute agreements for the transfer of equity interest under the Assets, and shall attend to necessary formalities for the Transfers.

Completion of the Subscription shall take place on a date after all approvals and consents of the proposed issue of new A Shares by SI Pharmaceutical by the PRC administration departments or bodies have been obtained, as confirmed by negotiation among the parties to the Agreement. The date of completion of the Subscription shall be no later than the expiry of six months after the date of approval by CSRC of the new issue of A Shares by SI Pharmaceutical.

The amount payable for the Subscription of RMB660,860,100 shall be used to settle the portion of the consideration for the Transfers of equivalent amount. SI Pharmaceutical proposes to further issue up to 60,450,000 new A Shares (under the total 107,220,000 new A Shares it proposes to issue) to institutional investors at a price of RMB14.13 per share, determined according to the Measures for the Administration of the Issuance of Securities by Listed Companies (上市公司證券發行管理辦法), the proceeds of which will be applied towards payment of the balance of the consideration for the Transfers of RMB854,139,900. If such proceeds are insufficient, any residual amount of the consideration shall be paid by SI Pharmaceutical by other methods acceptable to the Company in cash as negotiated between the Company and SI Pharmaceutical. If the Issue of Remaining Shares is materialised, the Company's shareholding percentage in SI Pharmaceutical will be maintained at 43.62% of its enlarged issued share capital.

The issue of new A Shares under the Issue of Remaining Shares, if it proceeds, will take place simultaneously with issue of new A Shares under the Subscription so that the shareholding of the Company in SI Pharmaceutical will be maintained at not less than approximately 43.62%.

7. SHAREHOLDING STRUCTURE OF THE ASSETS BEFORE AND AFTER COMPLETION OF THE TRANSFERS, THE SUBSCRIPTION AND THE ISSUE OF REMAINING SHARES

Before Completion


The Company
(through its wholly-owned subsidiaries)
43.62%
SI Pharmaceutical
29% (subject to the completion of a further capital injection increasing such percentage equity interest from 24% to 29%)
55%
51.0069%
61%
55%
CT Qingchunbao
Huqingyutang Pharmaceutical
Xiamen TCM
Liaoning Herbapex
Huqingyutang Drugstore

After Completion


The Company
(through its wholly-owned subsidiaries)
43.62%
SI Pharmaceutical and/or its subsidiary
29% (subject to the completion of a further capital injection increasing such percentage equity interest from 24% to 29%)
55%
51.0069%
61%
55%
CT Qingchunbao
Huqingyutang Pharmaceutical
Xiamen TCM
Liaoning Herbapex
Huqingyutang Drugstore

8. INFORMATION ON SI PHARMACEUTICAL

SI Pharmaceutical is a subsidiary owned by the Company as to approximately 43.62%, the A Shares of which are listed on the A Shares market of the Shanghai Stock Exchange. As three out of the four directors of SI Pharmaceutical in charge of its management and administration are Directors or senior management personnel of the Company, the Company has the power to govern the daily operations and the financial and operating policies of SI Pharmaceutical and, in accordance with the Hong Kong Accounting Standard 27 paragraph 4, SI Pharmaceutical is consolidated into the audited consolidated financial statements of the Group. SI Pharmaceutical and its subsidiaries are principally engaged in the manufacture and sale of biomedicine and commercial network operations.

As at the Latest Practicable Date, Mr. Lu Ming Fang and Mr. Ding Zhong De (both being Directors) beneficially owned 23,400 A Shares and 23,400 A Shares respectively, representing approximately 0.01% and 0.01% of the total issued share capital of SI Pharmaceutical. To the best of the Director's knowledge, information and belief and having made all reasonable enquiries, the other holders of A Shares are third parties independent of and not connected with the Company and its connected persons.

9. INFORMATION ON THE ASSETS

(a) CT Qingchunbao

CT Qingchunbao is principally engaged in the manufacture and sale of Chinese medicine and health food.

Share capital

CT Qingchunbao has total registered capital of RMB128,500,000. The total equity interest in CT Qingchunbao are currently held by its shareholders in the following manner:–

Name of shareholder	Amount of registered capital *RMB*	Percentage shareholding
SIIC MedTech (wholly-owned subsidiary of the Company)	70,675,000	55%
China (Hangzhou) Qingchunbao Group Co., Ltd.* (中國(杭州)青春寶集團有限公司)	25,700,000	20%
Hangzhou Chia Tai Qingchunbao Shareholding Staff Union* (杭州市正大青春寶職工持股協會)	25,700,000	20%
An independent corporate shareholder	6,425,000	5%

The equity interest in CT Qingchunbao held by SIIC MedTech will be transferred to SI Pharmaceutical and/or its subsidiaries under the Transfers.

Financial information

The audited profit before taxation and the audited profit after taxation of CT Qingchunbao for the two years ended 31st December 2006, which were prepared in accordance with the generally accepted accounting principles in the PRC, were approximately as follows:–

	Year ended 31st December	
	2006	**2005**
	RMB'000	*RMB'000*
Profit before taxation	189,508	209,160
Profit after taxation	138,772	152,616

The audited net asset value and the audited total asset value of CT Qingchunbao as at 31st December 2006 amounted to approximately RMB381,583,000 and approximately RMB735,251,000 respectively.

* *The English name is an informal English translation of its official Chinese name.*

(b) Huqingyutang Pharmaceutical

Huqingyutang Pharmaceutical is principally engaged in the manufacture and sale of Chinese medicine and health food.

Share capital

Huqingyutang Pharmaceutical has a total registered capital of RMB53,160,000. The total equity interest in Huqingyutang Pharmaceutical are currently held by its shareholders in the following manner:–

Name of shareholder	Amount of registered capital *RMB*	Percentage shareholding
SIIC MedTech (wholly-owned subsidiary of the Company)	27,115,292	51.0069%
Hangzhou Huqingyutang Investment Co., Ltd.* (杭州胡慶餘堂投資有限公司)	23,898,952	44.9566%
Enhanced Assets Management Limited	1,594,800	3.0000%
China (Hangzhou) Qingchunbao Group Co., Ltd.* (中國(杭州)青春寶集團有限公司)	550,956	1.0364%

The equity interest in Huqingyutang Pharmaceutical held by SIIC MedTech will be transferred to SI Pharmaceutical and/or its subsidiaries under the Transfers.

Financial information

The audited consolidated profit before taxation and minority interests and the audited consolidated profit after taxation and minority interests of Huqingyutang Pharmaceutical for the two years ended 31st December 2006, which were prepared in accordance with the generally accepted accounting principles in the PRC, were approximately as follows:–

	Year ended 31st December 2006 *RMB'000*	2005 *RMB'000*
Consolidated profit before taxation and minority interests	38,755	53,231
Consolidated profit after taxation and minority interests	33,728	45,335

* *The English name is an informal English translation of its official Chinese name.*

The audited consolidated net asset value and the audited consolidated total asset value of Huqingyutang Pharmaceutical as at 31st December 2006 amounted to approximately RMB268,506,000 and approximately RMB369,153,000 respectively.

(c) Xiamen TCM

Xiamen TCM is principally engaged in the manufacture and sale of Chinese medicine.

Share capital

Xiamen TCM has a total registered capital of RMB47,830,000. The total equity interest in Xiamen TCM are currently held by its shareholders in the following manner:–

Name of shareholder	Amount of registered capital *RMB*	Percentage shareholding
SIIC MedTech (wholly-owned subsidiary of the Company)	29,175,000	61%
Xiamen Qinggong Group Co., Ltd.* (廈門輕工集團有限公司)	14,350,000	30%
Rocal Health Limited	4,305,000	9%

The equity interest in Xiamen TCM held by SIIC MedTech will be transferred to SI Pharmaceutical and/or its subsidiaries under the Transfers.

Financial information

The audited consolidated profit before taxation and minority interests and the audited consolidated profit after taxation and minority interests of Xiamen TCM for the two years ended 31st December 2006, which were prepared in accordance with the generally accepted accounting principles in the PRC, were approximately as follows:–

	Year ended 31st December	
	2006 *RMB'000*	**2005** *RMB'000*
Consolidated profit before taxation and minority interests	28,461	35,062
Consolidated profit after taxation and minority interests	26,027	33,165

The audited consolidated net asset value and the audited consolidated total asset value of Xiamen TCM as at 31st December 2006 amounted to approximately RMB121,603,000 and approximately RMB133,553,000 respectively.

* *The English name is an informal English translation of its official Chinese name.*

(d) Liaoning Herbapex

Liaoning Herbapex is principally engaged in the manufacture and sale of Chinese medicine.

Share capital

Liaoning Herbapex has a total registered capital of RMB51,000,000. The total equity interest in Liaoning Herbapex are currently held by its shareholders in the following manner:–

Name of shareholder	Amount of registered capital *RMB*	Percentage shareholding
SIIC MedTech (wholly-owned subsidiary of the Company)	28,050,000	55.0000%
Medieval International Limited	7,650,000	15.0000%
Hu Lu Dao Jing Xin Investment Group Co., Ltd.* (葫蘆島金鑫投資集團有限公司)	1,000,000	1.9608%
Zheng Ji Yu* (鄭繼宇)	8,400,000	16.4706%
Qu Wen Ge* (曲文閣)	4,100,000	8.0392%
Lu Xi Wei* (呂錫偉)	1,800,000	3.5294%

The equity interest in Liaoning Herbapex held by SIIC MedTech will be transferred to SI Pharmaceutical and/or its subsidiaries under the Transfers.

Financial information

The audited consolidated profit before taxation and minority interests and the audited consolidated profit after taxation and minority interests of Liaoning Herbapex for the two years ended 31st December 2006, which were prepared in accordance with the generally accepted accounting principles in the PRC, were approximately as follows:–

	Year ended 31st December	
	2006	**2005**
	RMB'000	*RMB'000*
Consolidated profit before taxation and minority interests	11,518	25,446
Consolidated profit after taxation and minority interests	9,400	25,033

* *The English name is an informal English translation of its official Chinese name.*

The audited consolidated net asset value and the audited consolidated total asset value of Liaoning Herbapex as at 31st December 2006 amounted to approximately RMB137,404,000 and approximately RMB251,371,000 respectively.

(e) **Huqingyutang Drugstore**

Huqingyutang Drugstore is principally engaged in the operation of about 30 drugstores for sale of traditional Chinese medicine, drug and health food.

Share capital

Huqingyutang Drugstore has a total registered capital of RMB13,157,900 and is in the process of increasing its registered capital to RMB14,084,500 with the increased amount of registered capital contributed by World Honest. Such increase in registered capital will increase the percentage equity interest held by World Honest from 24% to 29% and is subject to the approval by the PRC administration department on foreign investment. On the condition that such increase in registered capital is completed before completion of the Transfers, the total equity interest in Huqingyutang Drugstore will be held by its shareholders in the following manner:–

Name of shareholder	Amount of registered capital *RMB*	Percentage shareholding
Hangzhou Huqingyutang Investment Co., Ltd.* (杭州胡慶餘堂投資有限公司)	5,100,000	36.21%
World Honest (wholly-owned subsidiary of the Company)	4,084,500	29.00%
39 Individual Shareholders	4,900,000	34.79%

The equity interest in Huqingyutang Drugstore held by World Honest will be transferred to SI Pharmaceutical and/or its subsidiaries under the Transfers.

* *The English name is an informal English translation of its official Chinese name.*

Financial information

The audited consolidated profit before taxation and minority interests and the audited consolidated profit after taxation and minority interests of Huqingyutang Drugstore for the two years ended 31st December 2006, which were prepared in accordance with the generally accepted accounting principles in the PRC, were approximately as follows:–

	Year ended 31st December	
	2006	**2005**
	RMB'000	*RMB'000*
Consolidated profit before taxation and minority interests	8,325	8,025
Consolidated profit after taxation and minority interests	6,285	6,611

The audited consolidated net asset value and the audited consolidated total asset value of Huqingyutang Drugstore as at 31st December 2006 amounted to approximately RMB33,096,000 and approximately RMB50,463,000 respectively.

10. REASONS FOR AND BENEFITS OF THE SUBSCRIPTION AND THE TRANSFERS

Upon the completion of the Transfers, the Subscription and the Issue of Remaining Shares in full, the Company will maintain the same controlling stake of approximately 43.62% shareholding in SI Pharmaceutical, while the Chinese pharmaceutical business of the Group will be grouped together under a unified pharmaceutical platform. These will help to streamline the administration structure of the pharmaceutical assets of the Group, and further enhance the strengths and position of SI Pharmaceutical as the pharmaceutical business flagship of the Company, as well as realize the Group's measure of placing the entire Chinese pharmaceutical assets on the A Shares market. These transactions also present an opportunity for the Group to raise additional capital from the A Shares market.

Upon completion of the Transfers, the Subscription and the Issue of Remaining Shares in full, the Group will record a before-tax profit of approximately RMB164 million based on the carrying value of the Assets as at 31st December 2006. In consideration of a potential tax liability in the estimated amount ranging from approximately RMB117 million to approximately RMB234 million calculated based on a capital gain tax rate of 10% to 20% on the profit on disposal of the Assets, there will be potential after-tax profit of approximately RMB47 million to after-tax loss of approximately RMB70 million. The actual figures of profit and loss will be subject to the actual capital gain tax amount, the carrying value of the Assets at completion of the Transfers and the final number of A Shares placed under the Issue of Remaining Shares.

Upon completion of the Subscription and the Transfers, the effective interest in the companies under the Assets held by the Company will decrease due to the transfer of the Assets by the Company from its wholly-owned subsidiaries to its non-wholly owned

subsidiary, SI Pharmaceutical. The consolidated net profit of the Group will be decreased by the portion of the results contributed by the reduced effective shareholding in the Assets held by the Group. The effect on the net asset value and the earnings of the Group will be as follows:–

(i) Effect on net asset value

Upon completion of the Transfers and the Subscription and the Issue of Remaining Shares, the change in the net asset value of the Group will range from a decrease of approximately RMB70 million to an increase of approximately RMB47 million which principally reflects the result of the completion of the Transfers and the Subscription and the Issue of Remaining Shares and the potential accruing tax liability. The change in net asset value of the Group upon completion of the Transfers and the Subscription and the Issue of Remaining Shares represents approximately 0.3% to 0.4% of the net asset value of the Group as at 31st December 2006.

(ii) Effect on earnings

Upon completion of the Subscription and the Transfers, the effective interest in the companies under the Assets held by the Company will decrease due to the transfer of the Assets by the Company from its wholly-owned subsidiaries to its non-wholly owned subsidiary, SI Pharmaceutical and/or its subsidiaries. The consolidated net profit of the Group will be decreased by the portion of the results contributed by the reduced effective shareholding in the Assets held by the Group.

The Directors consider that the Agreement is on normal commercial terms and is fair and reasonable so far as the Company and the Shareholders are concerned.

11. USE OF PROCEEDS

The Company intends to use the net proceeds in cash from the Transfers as general working capital, and may apply such proceeds towards potential acquisitions that may arise from time to time in the future.

12. GENERAL

The Group is principally engaged in the business of infrastructure facilities, medicine, consumer products and information technology.

13. ADDITIONAL INFORMATION

Your attention is drawn to the additional information contained in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board
CAI LAI XING
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interest or short positions of the Directors and the chief executive of the Company in the shares and underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register maintained by the Company referred to therein, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(i) Interests in shares and underlying shares of the Company

(a) Ordinary Shares of the Company

Name of Director	Capacity	Nature of interests	Number of issued shares held	Percentage of total issued share capital
Cai Lai Xing	Beneficial Owner	Personal	4,000,000	0.41%
Qu Ding	Beneficial Owner	Personal	1,250,000	0.13%
Lu Ming Fang	Beneficial Owner	Personal	3,280,000	0.34%
Ding Zhong De	Beneficial Owner	Personal	377,000	0.04%
Qian Shi Zheng	Beneficial Owner	Personal	459,000	0.05%
Yao Fang	Beneficial Owner	Personal	200,000	0.02%

All interests stated above represented long positions.

(b) Share Options of the Company

Name of Director	Capacity	Date of grant	Exercise price *HK$*	Number of share options held	Percentage of total issued share capital
Cai Lai Xing	Beneficial Owner	2nd September 2005	14.89	800,000	0.08%
Cai Yu Tian	Beneficial Owner	2nd May 2006	17.10	1,300,000	0.13%
Qu Ding	Beneficial Owner	2nd September 2005	14.89	560,000	0.06%
Lu Ming Fang	Beneficial Owner	2nd September 2005	14.89	480,000	0.05%
Ding Zhong De	Beneficial Owner	2nd May 2006	17.10	1,000,000	0.10%
Qian Shi Zheng	Beneficial Owner	2nd September 2005	14.89	300,000	0.03%
Tang Jun	Beneficial Owner	2nd September 2005	14.89	300,000	0.03%

Share options granted on 2nd September 2005 under the Company's share option scheme are exercisable during the period from 2nd March 2006 to 1st March 2009 in three batches.

Share options granted on 2nd May 2006 under the Company's share option scheme are exercisable during the period from 2nd November 2006 to 1st November 2009 in three batches.

(ii) Interests in shares of SI Pharmaceutical

Name of Director	Capacity	Nature of interests	Number of issued shares held	Percentage of total issued share capital
Lu Ming Fang	Beneficial Owner	Personal	23,400	0.01%
Ding Zhong De	Beneficial Owner	Personal	23,400	0.01%

All interests stated above represented long positions.

(b) As at the Latest Practicable Date, so far as was known to the Directors, the interest of the persons (not being a Director or chief executive of the Company) in the shares and underlying shares of the Company which were notified to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO were as follows:

Name	Capacity	Nature of interests	Number of ordinary shares beneficially held	Percentage of total issued share capital
(a) Long Positions				
SIIC	Interest held by controlled corporations	Corporate	548,076,000 *(note (i))*	56.53%
Templeton Asset Management Limited	Investment manager	Corporate	57,610,253	5.94%
(b) Short Positions				
SIIC	Interest held by controlled corporations	Corporate	87,653,993 *(note (ii))*	9.04%

Notes:

(i) SIIC through its wholly-owned subsidiaries, namely Shanghai Investment Holdings Ltd., SIIC Capital (B.V.I.) Ltd. and SIIC CM Development Ltd. held 468,066,000, 80,000,000 and 10,000 Shares respectively, and is accordingly deemed to be interested in the respective Shares held by the aforementioned companies.

(ii) SIIC was taken to have short positions in respect of 87,653,993 underlying shares of the Company under certain listed equity derivatives pursuant to the Zero Coupon Guaranteed Exchangeable Bonds issued by Shanghai Industrial Investment Treasury Co. Ltd. due March 2009 unconditionally and irrevocably guaranteed by SIIC and exchangeable into ordinary shares of the Company.

(c) As at the Latest Practicable Date, so far as was known to the Directors, the following Directors are also directors or employees of SIIC:

Name of Director	Position held in SIIC
Mr. Cai Lai Xing	Chairman
Mr. Cai Yu Tian	Executive Director and President
Mr. Qu Ding	Executive Director and Executive Vice President
Mr. Lu Ming Fang	Executive Director
Mr. Ding Zhong De	Executive Director
Mr. Qian Shi Zheng	Vice President and General Manager of Finance and Planning Department
Mr. Tang Jun	General Manager of the Internal Audit Department and Deputy General Manager of Finance and Planning Department

(d) As at the Latest Practicable Date, so far as was known to the Directors, the following persons (other than members of the Group) were directly or indirectly interested in 10% or more of the issued share capital carrying rights to vote in all circumstances at general meetings of the following members of the Group (other than the Company) and the amount of each of such person's interest in such securities were as follows:–

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of registered shareholding
Changzhou Pharmaceutical Co. Ltd.* (常州藥業股份有限公司)	Changzhou State-owned Assets Investment Co.* (常州國有資產投資經營總公司)	equity interest	23.05%
C T Qingchunbao	China (Hangzhou) Qingchunbao Group Co. Ltd.* (中國（杭州）青春寶集團有限公司)	equity interest	20%
	Hangzhou Chia Tai Qingchunbao Staff Shareholding Association* (杭州市正大青春寶職工持股協會)	equity interest	20%
Chifeng Arker Pharmaceutical Technology Co. Ltd.* (赤峰艾克製藥科技股份有限公司)	Shenzhen Yigong Industrial Co. Ltd.* (深圳益公實業有限公司)	equity interest	14.67%
Chifeng Mysun Pharma Co. Ltd.* (赤峰蒙欣藥業有限公司)	Chifeng Pharmaceutical (Group) Co. Ltd.* (赤峰製藥（集團）有限責任公司)	equity interest	17.91%
Guangdong Techpool Biochem Pharma Co. Ltd.* (廣東天普生化醫藥股份有限公司)	Guangzhou Bopu Biotechnology Co. Ltd.* (廣州市博普生物技術有限公司)	equity interest	23.06%
	Fu He Liang (傅和亮)	equity interest	11.98%
Techpool International Pharma Co. Ltd.* (廣州天普海外藥業有限公司)	Guangzhou Bopu Biotechnology Co. Ltd. (廣州市博普生物技術有限公司)	equity interest	27.62%

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of registered shareholding
Changzhou Techpool Pharma Co. Ltd. (常州天普製藥有限公司)	Yaoheng Investment Co. Ltd. (耀恒投資股份有限公司)	equity interest	25.82%
Huqingyutang Pharmaceutical	Hangzhou Huqingyutang Investment Co. Ltd. (杭州胡慶餘堂投資有限公司)	equity interest	44.9566%
Liaoning Herbapex	Medieval International Limited	equity interest	15%
	Zheng Ji Yu (鄭繼宇)	equity interest	16.5%
Mergen Biotech Limited	Excellent Hope Holdings Inc.	ordinary share	15%
Shanghai Qiyi Dental Equipment Co. Ltd.* (上海奇異牙科器材有限公司)	Shanghai Dental Materials Factory Qi Xin Operating Services Department* (上海齒科材料廠奇新綜合經營服務部)	equity interest	10%
Shanghai Sunway Biotech Co. Ltd.	Shanghai Alliance Investment Ltd.	equity interest	18.6%
Shanghai Victor Medical Instrument Co. Ltd. (上海勝利醫療器械有限公司)	ACCS Products Inc. USA	equity interest	25%
Shanghai Yichuang Traditional Chinese Medicine Research & Development Center Co. Ltd. (上海醫創中醫藥科研開發中心有限公司)	Shanghai University of Traditional Chinese Medicine Technological Development Co.* (上海中醫大科技發展公司)	equity interest	45%
Shanghai Yunhu Raw-pharmaceutical Co. Ltd. (上海雲湖醫藥藥材股份有限公司)	Shanghai Yunhu Raw Pharmaceutical Co. Ltd. Staff Shareholding Association (上海雲湖醫藥藥材股份有限公司職工持股會)	equity interest	15.45%
Shanghai Yunhu Yuemin Pharmacy Co. Ltd.* (上海雲湖悦民大藥房有限公司)	Shanghai Yuanfeng Pharmacy* (上海源豐藥房)	equity interest	30%
SI United Pharmaceutical Co. Ltd. (上海實業聯合集團製藥有限公司)	Zhou Yi Ping (周一平)	equity interest	22%
	Hu Zheng (許政)	equity interest	17%
	Feng Wei (馮衛)	equity interest	10%
SI United Changcheng Pharmaceutical Co. Ltd.* (上海實業聯合集團長城藥業有限公司)	Jin Jiang International Holdings Co. Ltd. (錦江國際(集團)有限公司)	equity interest	30%
Xiamen TCM	Xiamen Qinggong Group Co. Ltd* (廈門輕工集團有限公司)	equity interest	30%

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of registered shareholding
Chengdu Wingfat Printing Co. Ltd.* (成都永發印務有限公司)	Sichuan Quanxing Co. Ltd.* (四川水井坊股份有限公司)	equity interest	20%
	Chengdu Jiangshi Investment Co. Ltd.* (成都江氏投資有限公司)	equity interest	19%
	Xichuen Huize Investment Co. Ltd.* (四川惠澤投資有限公司)	equity interest	10%
Hebei Yongxin Paper Co. Ltd.* (河北永新紙業有限公司)	Xinnan (Tianjin) Paper Co. Ltd.* (新南(天津)紙業有限公司)	equity interest	29%
Xuchang Yongchang Printing Co. Ltd.	Henan Cigarette Industrial Co.* (河南中煙工業公司)	equity interest	20.6%
	Shantou Bonded Area Jinguang Industrial Co., Ltd.* (汕頭保稅區金光實業有限公司)	equity interest	28.4%

(e) Save as disclosed above, as at the Latest Practicable Date:

(i) so far as was known to the Directors, none of the Directors or chief executive of the Company had any interest or short positions in any shares or underlying shares or interest in debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

(ii) there was no person known to the Directors who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, was, directly or indirectly, interested in 10% or more of the nominal valued of the issued share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group, or any options in respect of such capital.

3. DIRECTORS' INTERESTS IN CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

4. DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, so far as was known to the Directors, none of the Directors and their respective associates was considered to have interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group or have any other conflicts of interest with the Group pursuant to the Listing Rules.

5. LITIGATION

So far as the Directors are aware, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or arbitration of material importance was pending or threatened against the Company or any of its subsidiaries as at the Latest Practicable Date.

6. MISCELLANEOUS

(a) The registered office of the Company is at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong.

(b) The share registrar and transfer office of the Company is Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(c) The company secretary of the Company is Ms. Wong Mei Ling, Marina who is a Fellow of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(d) The qualified accountant of the Company is Mr. Lee Kim Fung, Edward who is a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

3. 董事服務合約

於最後實際可行日期，概無董事與本集團任何成員公司訂立或擬訂立本集團不得在一年內毋須支付賠償（法定賠償除外）而予以終止之服務合約。

4. 董事於競爭業務之權益

於最後實際可行日期，就各董事所悉，根據上市規則，董事或彼等各自之聯繫人士並無被認為於與本集團業務構成或可能構成直接或間接競爭，或與本集團有任何其他利益衝突之任何業務中擁有權益。

5. 訴訟

據董事所知，於最後實際可行日期，本公司或其任何附屬公司未曾涉及任何重大訴訟或仲裁，而本公司或其任何附屬公司概無任何尚未了結或面臨任何重大訴訟或仲裁。

6. 其他事項

(a) 本公司的註冊辦事處為香港灣仔告士打道三十九號夏慤大廈二十六樓。

(b) 本公司的股份過戶登記處為秘書商業服務有限公司，地址為香港灣仔皇后大道東二十八號金鐘滙中心二十六樓。

(c) 本公司的公司秘書為黃美玲女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會資深會員。

(d) 本公司的合資格會計師為李劍峰先生，彼為英國特許公認會計師公會及香港會計師公會資深會員。

本集團成員 公司名稱	主要股東姓名／名稱	股本類別	所持登記 股份百分比
成都永發印務有限公司	四川水井坊股份有限公司	股本權益	20%
	成都江氏投資有限公司	股本權益	19%
	四川惠澤投資有限公司	股本權益	10%
河北永新紙業有限公司	新南(天津)紙業有限公司	股本權益	29%
許昌永昌印務有限公司	河南中煙工業公司	股本權益	20.6%
	汕頭保稅區金光實業有限公司	股本權益	28.4%

(e) 除以上所披露者外，於最後實際可行日期：

(i) 就董事所知，董事或本公司的最高行政人員，概無擁有於本公司或其任何相聯法團(按證券及期貨條例第XV部涵義)的任何股份或相關股份中的任何權益或淡倉或債權證中的任何權益，根據證券及期貨條例第XV部第7及8分部必須通知本公司及聯交所(包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉)；或根據證券及期貨條例第352條須列入該條例所述的登記冊；或根據標準守則須通知本公司及聯交所。

(ii) 就董事所知，並無任何人士於任何本公司股份及相關股份擁有任何權益或淡倉而須根據證券及期貨條例第XV部第2及3分部必須通知本公司及聯交所；或直接或間接擁有附帶在所有情況下於本集團任何其他成員公司股東大會上投票權的已發行股本面值10%或以上的權益，或有關此等股本的任何購股期權。

本集團成員 公司名稱	主要股東姓名／名稱	股本類別	所持登記 股份百分比
常州天普製藥有限公司	耀恒投資股份有限公司	股本權益	25.82%
胡慶餘堂藥業	杭州胡慶餘堂投資有限公司	股本權益	44.9566%
遼寧好護士	中世紀國際有限公司	股本權益	15%
	鄭繼宇	股本權益	16.5%
Mergen Biotech Limited	Excellent Hope Holdings Inc.	普通股	15%
上海奇異牙科器材有限公司	上海齒科材料廠奇新綜合經營服務部	股本權益	10%
上海三維生物技術有限公司	上海聯和投資有限公司	股本權益	18.6%
上海勝利醫療器械有限公司	ACCS Products Inc. USA	股本權益	25%
上海醫創中醫藥科研開發中心有限公司	上海中醫大科技發展公司	股本權益	45%
上海雲湖醫藥藥材股份有限公司	上海雲湖醫藥藥材股份有限公司職工持股會	股本權益	15.45%
上海雲湖悦民大藥房有限公司	上海源豐藥房	股本權益	30%
上海實業聯合集團製藥有限公司	周一平	股本權益	22%
	許政	股本權益	17%
	馮衛	股本權益	10%
上海實業聯合集團長城藥業有限公司	錦江國際(集團)有限公司	股本權益	30%
廈門中藥廠	廈門輕工集團有限公司	股本權益	30%

(c) 於最後實際可行日期，就各董事所悉，下列董事亦為上實集團董事或僱員：

董事姓名	於上實集團所持職位
蔡來興先生	董事長
蔡育天先生	執行董事及總裁
瞿　定先生	執行董事及常務副總裁
呂明方先生	執行董事
丁忠德先生	執行董事
錢世政先生	副總裁及計劃財務部總經理
唐　鈞先生	審計部總經理及計劃財務部副總經理

(d) 於最後實際可行日期，就董事所悉，直接或間接擁有附帶在所有情況下於下列本集團成員公司（本公司除外）的股東大會上投票權的已發行股本10%或以上權利的人士（本集團成員公司除外）及此等人士各自於此等證券的權益如下：

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持登記股份百分比
常州藥業股份有限公司	常州國有資產投資經營總公司	股本權益	23.05%
正大青春寶	中國（杭州）青春寶集團有限公司	股本權益	20%
	杭州市正大青春寶職工持股協會	股本權益	20%
赤峰艾克製藥科技股份有限公司	深圳益公實業有限公司	股本權益	14.67%
赤峰蒙欣藥業有限公司	赤峰製藥（集團）有限責任公司	股本權益	17.91%
廣東天普生化醫藥股份有限公司	廣州市博普生物技術有限公司	股本權益	23.06%
	傅和亮	股本權益	11.98%
廣東天普海外藥業有限公司	廣州市博普生物技術有限公司	股本權益	27.62%

(b) 於最後實際可行日期，就董事所悉，於本公司股份及相關股份擁有權益及淡倉而按證券及期貨條例第XV部第2及第3分部知會本公司及聯交所有關權益的人士（本公司董事或最高行政人員除外）如下：

股東名稱	身份	權益性質	實益持有普通股股份數目	佔已發行股本百份比
(a) 好倉				
上實集團	由其擁有控制權益的公司持有	公司	548,076,000 *(附註(i))*	56.53%
鄧普頓資產管理有限公司	投資經理	公司	57,610,253	5.94%
(b) 淡倉				
上實集團	由其擁有控制權益的公司持有	公司	87,653,993 *(附註(ii))*	9.04%

附註：

(i) 上實集團透過其全資附屬公司，即Shanghai Investment Holdings Ltd.、SIIC Capital (B.V.I.) Ltd.及上海實業崇明開發建設有限公司分別持有468,066,000股、80,000,000股及10,000股股份，因此，上實集團被視作擁有上述公司各自所持有之股份權益。

(ii) 上實集團被視為持有87,653,993股本公司相關股份的淡倉，此乃根據Shanghai Industrial Investment Treasury Co. Ltd.所發行，由上實集團提供無條件及不可撤回擔保，可轉換為本公司股份的二零零九年三月到期零息擔保可換股債券的若干上市股本衍生工具。

(b) 本公司購股期權

董事姓名	身份	授出日期	每股行使價 *港元*	持有購股期權數目	佔已發行股本百分比
蔡來興	實益擁有人	二零零五年九月二日	14.89	800,000	0.08%
蔡育天	實益擁有人	二零零六年五月二日	17.10	1,300,000	0.13%
瞿　定	實益持有人	二零零五年九月二日	14.89	560,000	0.06%
呂明方	實益擁有人	二零零五年九月二日	14.89	480,000	0.05%
丁忠德	實益擁有人	二零零六年五月二日	17.10	1,000,000	0.10%
錢世政	實益擁有人	二零零五年九月二日	14.89	300,000	0.03%
唐　鈞	實益擁有人	二零零五年九月二日	14.89	300,000	0.03%

根據本公司購股期權計劃於二零零五年九月二日授出的購股期權可由二零零六年三月二日至二零零九年三月一日的三年期間內，分三期予以行使。

根據本公司購股期權計劃於二零零六年五月二日授出的購股期權可由二零零六年十一月二日至二零零九年十一月一日的三年期間內，分三期予以行使。

(ii) 於上實醫藥的股份權益

董事姓名	身份	權益性質	持有已發行股份的數目	佔已發行股本百份比
呂明方	實益持有人	個人	23,400	0.01%
丁忠德	實益持有人	個人	23,400	0.01%

上述權益皆為好倉權益。

1. 責任聲明

本通函包括遵照上市規則而列載的詳細資料，旨在提供有關本集團的資料。董事對本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，盡彼等所知及所信，本通函並無遺漏其他事項，致使本通函所載任何陳述有所誤導。

2. 權益披露

(a) 於最後實際可行日期，董事及本公司最高行政人員於本公司或其任何相聯法團(按證券及期貨條例第XV部涵義)股份及相關股份或債券證權益中擁有的權益或淡倉，根據證券及期貨條例第XV部第7及8分部須通知本公司及聯交所(包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉)；或根據證券及期貨條例第352條須列入本公司按該條例存置之登記冊；或根據標準守則須通知本公司及聯交所者如下：

(i) 於本公司股份及相關股份之權益

(a) 本公司普通股

董事姓名	身份	權益性質	持有已發行股份數目	佔已發行股本百份比
蔡來興	實益擁有人	個人	4,000,000	0.41%
瞿　定	實益擁有人	個人	1,250,000	0.13%
呂明方	實益擁有人	個人	3,280,000	0.34%
丁忠德	實益持有人	個人	377,000	0.04%
錢世政	實益持有人	個人	459,000	0.05%
姚　方	實益持有人	個人	200,000	0.02%

上述權益皆為好倉權益。

集團綜合淨利潤將因本集團於該等資產實際權益減少令相應利潤貢獻減少而相應調低。以下為對本集團資產淨值及盈利之影響:

(i) 對資產淨值之影響

完成轉讓、股份認購及發行剩餘股份後，本集團資產淨值之變動將介乎減少約人民幣7,000萬元至增加約人民幣4,700萬元，主要反映完成轉讓、股份認購及發行剩餘股份後之結果及潛在累計稅務負債。完成轉讓、股份認購及發行剩餘股份後，本集團資產淨值之變動相當於本集團於二零零六年十二月三十一日之資產淨值約0.3%至0.4%。

(ii) 對盈利之影響

完成股份認購及轉讓後，本公司於該等資產項下公司所持有的實際權益，將因為本公司把該等資產由全資附屬公司轉讓予其非全資附屬公司上實醫藥及／或其附屬公司而減少。本集團綜合淨利潤將因本集團於該等資產實際權益減少令相應利潤貢獻減少而相應調低。

董事認為，該協議按正常商業條款訂立，對本公司及股東而言屬公平合理。

11. 所得款項用途

本公司擬將轉讓所得款項現金淨額用作一般營運資金，並可能將該等所得款項用於日後不時發生之可能收購事項。

12. 一般事項

本公司主要從事基建設施、醫藥、消費品及信息技術業務。

13. 其他資料

謹請　閣下細閱本通函之附錄所載之其他資料。

此　致

列位股東　台照

代表董事會
董事長
蔡來興
謹啟

二零零七年六月二十七日

財務資料

截至二零零六年十二月三十一日止兩個年度，胡慶餘堂國藥號按照中國公認會計準則編製之經審核綜合除税及少數股東權益前溢利及經審核綜合除税及少數股東權益後溢利如下：

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	人民幣千元	*人民幣千元*
綜合除税及少數股東權益前溢利	8,325	8,025
綜合除税及少數股東權益後溢利	6,285	6,611

於二零零六年十二月三十一日，胡慶餘堂國藥號之經審核綜合資產淨值及經審核綜合資產總值分別為約人民幣33,096,000元及約人民幣50,463,000元。

10. 進行股份認購及轉讓之理由與效益

完成轉讓、股份認購及悉數發行剩餘股份後，一方面使本公司繼續維持於上實醫藥約43.62%之控股權，另一方面使本集團的醫藥業務能進一步集中在一個統一的醫藥平臺，理順本集團醫藥產業的管理體制，進一步壯大上實醫藥作為本公司醫藥業務旗艦的優勢和地位，同時亦實現本集團將中醫藥資產整體在國內A股市場上市的舉措。該等交易亦為本集團提供於A股市場籌集額外資本之良機。

於轉讓、股份認購及悉數發行剩餘股份完成後，根據該等資產於二零零六年十二月三十一日之賬面值，本集團將錄得除税前溢利約人民幣1.64億元。考慮到潛在税務負債估計金額介乎約人民幣1.17億元至約人民幣2.34億元(根據出售該等資產所得溢利之資本增值税率為10%至20%計算)，潛在除税後溢利約人民幣4,700萬元至除税後虧損約人民幣7,000萬元。具體之損益數字將須視乎實際資本增值税金、該等資產於完成轉讓當時之賬面值及根據發行剩餘股份配售之流通股最終數量而定。

完成股份認購及轉讓後，本公司於該等資產項下公司所持有的實際權益，將因為本公司把該等資產由全資附屬公司轉讓予其非全資附屬公司上實醫藥而減少。本

於二零零六年十二月三十一日，遼寧好護士之經審核綜合資產淨值及經審核綜合資產總值分別為約人民幣137,404,000元及約人民幣251,371,000元。

(e) 胡慶餘堂國藥號

胡慶餘堂國藥號主要從事經營約30家藥店，銷售中藥材、醫藥產品及保健食品。

股本

胡慶餘堂國藥號之註冊資本總額為人民幣13,157,900元，現正將其註冊資本增加至人民幣14,084,500元：增資額由運誠出資。增資事宜將使運誠的權益由24%增加至29%，惟須由中國的外商投資管理部門審批。假設該等註冊資本增資在轉讓完成前完成，胡慶餘堂國藥號之股本權益總額將由下列股東持有：

股東名稱	**註冊資本金額** *人民幣元*	**持股百分比**
杭州胡慶餘堂投資有限公司	5,100,000	36.21%
運誠(本公司之全資附屬公司)	4,084,500	29.00%
39名個別股東	4,900,000	34.79%

由運誠所持有之胡慶餘堂國藥號股本權益，將根據轉讓而轉讓予上實醫藥及／或其附屬公司。

(d) 遼寧好護士

遼寧好護士主要從事製造及銷售中醫藥產品。

股本

遼寧好護士之註冊資本總額為人民幣51,000,000元。遼寧好護士之股本權益總額目前由下列股東持有：

股東名稱	註冊資本金額 *人民幣元*	持股百分比
上實健康（本公司之全資附屬公司）	28,050,000	55.0000%
中世紀國際有限公司	7,650,000	15.0000%
葫蘆島金鑫投資集團有限公司	1,000,000	1.9608%
鄭繼宇	8,400,000	16.4706%
曲文閣	4,100,000	8.0392%
呂錫偉	1,800,000	3.5294%

上實健康所持有之遼寧好護士股本權益，將根據轉讓而轉讓予上實醫藥及／或其附屬公司。

財務資料

截至二零零六年十二月三十一日止兩個年度，遼寧好護士按照中國公認會計準則編製之經審核綜合除稅及少數股東權益前溢利及經審核綜合除稅及少數股東權益後溢利如下：

	截至十二月三十一日止年度	
	二零零六年 *人民幣千元*	二零零五年 *人民幣千元*
綜合除稅及少數股東權益前溢利	11,518	25,446
綜合除稅及少數股東權益後溢利	9,400	25,033

於二零零六年十二月三十一日，胡慶餘堂藥業之經審核綜合資產淨值及經審核綜合資產總值分別為約人民幣268,506,000元及約人民幣369,153,000元。

(c) 廈門中藥廠

廈門中藥廠主要從事製造及銷售中醫藥產品。

股本

廈門中藥廠之註冊資本總額為人民幣47,830,000元。廈門中藥廠之股本權益總額目前由下列股東持有：

股東名稱	**註冊資本金額** *人民幣元*	**持股百分比**
上實健康（本公司之全資附屬公司）	29,175,000	61%
廈門輕工集團有限公司	14,350,000	30%
羅克健康有限公司	4,305,000	9%

上實健康所持有之廈門中藥廠股本權益，將根據轉讓而轉讓予上實醫藥及／或其附屬公司。

財務資料

截至二零零六年十二月三十一日止兩個年度，廈門中藥廠按照中國公認會計準則編製之經審核綜合除税及少數股東權益前溢利及經審核綜合除税及少數股東權益後溢利如下：

	截至十二月三十一日止年度	
	二零零六年 *人民幣千元*	**二零零五年** *人民幣千元*
綜合除税及少數股東權益前溢利	28,461	35,062
綜合除税及少數股東權益後溢利	26,027	33,165

於二零零六年十二月三十一日，廈門中藥廠之經審核綜合資產淨值及經審核綜合資產總值分別為約人民幣121,603,000元及約人民幣133,553,000元。

(b) 胡慶餘堂藥業

胡慶餘堂藥業主要從事製造及銷售中藥及保健食品。

股本

胡慶餘堂藥業之註冊資本總額為人民幣53,160,000元。胡慶餘堂藥業之股本權益總額目前由下列股東持有：

股東名稱	註冊資本金額 *人民幣元*	持股百分比
上實健康(本公司之全資附屬公司)	27,115,292	51.0069%
杭州胡慶餘堂投資有限公司	23,898,952	44.9566%
益增資產管理有限公司	1,594,800	3.0000%
中國(杭州)青春寶集團有限公司	550,956	1.0364%

上實健康所持有之胡慶餘堂藥業股本權益，將根據轉讓而轉讓給上實醫藥及／或其附屬公司。

財務資料

截至二零零六年十二月三十一日止兩個年度，胡慶餘堂藥業按照中國公認會計準則編製之經審核綜合除稅及少數股東權益前溢利及經審核綜合除稅及少數股東權益後溢利如下：

	截至十二月三十一日止年度	
	二零零六年 *人民幣千元*	二零零五年 *人民幣千元*
綜合除稅及少數股東權益前溢利	38,755	53,231
綜合除稅及少數股東權益後溢利	33,728	45,335

9. 有關該等資產之資料

(a) 正大青春寶

正大青春寶主要從事製造及銷售中藥及保健食品。

股本

正大青春寶之註冊資本總額為人民幣128,500,000元。正大青春寶之股本權益總額目前由下列股東持有：

股東名稱	註冊資本金額 *人民幣元*	持股百分比
上實健康(本公司之全資附屬公司)	70,675,000	55%
中國(杭州)青春寶集團有限公司	25,700,000	20%
杭州市正大青春寶職工持股協會	25,700,000	20%
一家獨立企業股東	6,425,000	5%

上實健康所持有之正大青春寶股本權益，將根據轉讓而轉讓給上實醫藥及／或其附屬公司。

財務資料

截至二零零六年十二月三十一日止兩個年度，正大青春寶按照中國公認會計準則編製之經審核除税前溢利及經審核除税後溢利如下：

	截至十二月三十一日止年度	
	二零零六年 *人民幣千元*	**二零零五年** *人民幣千元*
除税前溢利	189,508	209,160
除税後溢利	138,772	152,616

於二零零六年十二月三十一日，正大青春寶之經審核資產淨值及經審核資產總值分別為約人民幣381,583,000元及約人民幣735,251,000元。

7. 該等資產於完成轉讓、股份認購及發行剩餘股份前後之股權架構

完成前


本公司
(透過其全資附屬公司)
43.62%
上實醫藥
29%(須於
增資完成後
權益比例將
由24%增加
至29%)
55%
51.0069%
61%
55%
正大青春寶
胡慶餘堂藥業
廈門中藥廠
遼寧好護士
胡慶餘堂
國藥號

完成後


本公司
(透過其全資附屬公司)
43.62%
上實醫藥及/或
其附屬公司
29%(須於
增資完成後
權益比例將
由24%增加
至29%)
55%
51.0069%
61%
55%
正大青春寶
胡慶餘堂藥業
廈門中藥廠
遼寧好護士
胡慶餘堂
國藥號

8. 有關上實醫藥之資料

上實醫藥為本公司擁有約43.62%股權之附屬公司，其流通股在上海證券交易所A股市場上市。由於上實醫藥四名主理其管理及行政的董事中有三名為本公司的董事或高級管理人員，本公司有權力監管上實醫藥之日常營運及財務與經營政策，及根據香港會計準則第27號第4段，上實醫藥於本集團之經審核綜合財務報表綜合列賬。上實醫藥及其附屬公司主要從事製造及銷售生物醫藥及經營商務網絡。

於最後實際可行日期，呂明方先生及丁忠德先生(兩位均為董事)分別實益擁有23,400股流通股及23,400股流通股，分別佔上實醫藥已發行股本總額約0.01%及0.01%。就董事在作出一切合理查詢後所知悉、據所得資料並確信，其他流通股股東均為與本公司及其關連人士概無關連之獨立第三方。

5. 同意及批准

股份認購及轉讓僅於獲得下列審批或核准後，方可實施：

1. 於上實醫藥股東大會上獲股東通過；

2. 董事會及上實健康董事會同意；

3. 中國商務部批准股份認購；

4. 中國証監會、其他主管部門及單位的同意、核准及／或豁免(如需要)。

股份認購及轉讓兩者皆於獲得上述同意、核准及／或豁免後完成。截至最後實際可行日期，除上述第2項外，所有其他同意、核准及／或豁免均尚未取得。

6. 完成

在獲得中國行政部門或機構對股份認購之所有批准及同意後，本公司及上實醫藥及／或其各自之附屬公司將就轉讓該等資產項下之股本權益簽訂協議，以及辦理轉讓所需之正式手續。

股份認購將在獲得中國行政部門或機構對上實醫藥擬發行流通股授出所有批准及同意後，由訂約各方磋商協定確認完成日期。股份認購之完成日期不應遲於中國証監會核准上實醫藥發行新流通股當日起屆滿六個月之日。

股份認購應付金額人民幣660,860,100元乃作為資產轉讓的部份代價。上實醫藥擬根據中國証監會頒佈之《上市公司證券發行管理辦法》，以每股人民幣14.13元之價格向機構投資者進一步發行其擬發行合共107,220,000股新流通股當中最多60,450,000股新流通股，其所得款項將用作支付轉讓代價餘額人民幣854,139,900元。倘該等所得款項不足以支付代價之餘額，將由上實醫藥以本公司與上實醫藥協商採取其他本公司同意的方式以現金支付。如落實執行發行剩餘股份，本公司於上實醫藥之股權百分比將保持在其經擴大後已發行股本之43.62%。

根據發行剩餘股份而發行新流通股一旦落實執行，將與股份認購之新流通股同時發行，以使本公司於上實醫藥之持股量維持不低於約43.62%。

(c) 廈門中藥廠註冊資本中人民幣29,175,000元之金額，相當於廈門中藥廠之股本權益總額61%；

(d) 遼寧好護士註冊資本中人民幣28,050,000元之金額，相當於遼寧好護士之股本權益總額55%；及

(e) 胡慶餘堂國藥號註冊資本中人民幣3,157,900元之金額，相當於胡慶餘堂國藥號之股本權益總額24%(將增加至人民幣4,084,500元之金額，相當於(於批准運誠向胡慶餘堂國藥號增資後)胡慶餘堂國藥號之股本權益總額29%)。

於完成轉讓後，上述公司將透過上實醫藥及／或其附屬公司繼續在本集團之經審核綜合財務報表內作為附屬公司綜合列賬(本集團合營企業胡慶餘堂國藥號除外)。

轉讓代價

轉讓代價將按照中國法律法規的要求及參照具有證券從業資格的資產評估機構評估結果確定，如果評估結果為該等資產之價值在人民幣1,515,000,000元上下5%以內，將以人民幣1,515,000,000元為最終定價。如果評估結果超出上述範圍，由本公司及上實醫藥另行協商確定最終定價。

上述轉讓代價乃經計及以下各項因素後而作出：

(1) 該等資產於二零零六年十二月三十一日之賬面值及已承諾出資額總和為人民幣862,788,000元，上述轉讓代價較該等資產之賬面值及已承諾出資額溢價約75.6%。

(2) 該等資產於二零零六年十二月三十一日按照中國公認會計準則編製之相應經審核資產淨值為人民幣506,156,000元，上述轉讓代價較該資產淨值溢價約199.3%。

(3) 股份認購之認購價為每股人民幣14.13元，較上實醫藥於二零零六年十二月三十一日之經審核每股資產淨值人民幣4.86元溢價約190.7%。

如果該等資產之評估價值高於人民幣1,515,000,000元之5%範圍，且本公司及上實醫藥協商確定股份轉讓之最終定價，本公司將根據上市規則之適用規定作出進一步公佈(如需要)，並在適用百分比率達到25%或以上時尋求股東批准轉讓。

截至本通函日期，轉讓所涉及公司之估值尚未完成。

根據上市規則，由於上市規則第十四章項下之溢利、收益及代價比率高於5%但少於25%，轉讓構成本公司之須予披露交易。根據上市規則，本公司須刊發本通函，以向股東提供是項交易之進一步資料及有關本公司之其他資料。

2. 該協議

訂立日期

二零零七年五月十五日

訂約方

1. 本公司
2. 上實醫藥－本公司之附屬公司
3. 上實健康－本公司之附屬公司

3. 股份認購

本公司將透過上實健康按每股人民幣14.13元認購上實醫藥擬發行共107,220,000股新流通股當中之46,770,000股流通股。該認購價較上實醫藥流通股於上實醫藥董事會公告有關該協議項下交易之決議案前二十個交易日，在上海證券交易所之平均收市價折讓百分之十。

根據中國証監會頒佈之《上市公司證券發行管理辦法》，中國之公眾上市公司非公開發行新股份，發行價格不得低於釐定價格當日前二十個交易日公司股份平均收市價之百份之九十。此外，本公司作為上實醫藥之控股股東，自發行結束之日起三十六個月內不得轉讓該等新流通股份。

本公司目前透過另一家全資附屬公司持有上實醫藥約43.62%股權。在只計及緊隨股份認購完成的情況後，本公司於上實醫藥之間接股權百分比將增加至其經擴大後已發行股本約49.98%。

4. 轉讓

根據該協議，由本公司的全資附屬公司持有之下列股本權益將轉讓予上實醫藥及 或其附屬公司：

(a) 正大青春寶註冊資本中人民幣70,675,000元之金額，相當於正大青春寶之股本權益總額55%；

(b) 胡慶餘堂藥業註冊資本中人民幣27,115,292元之金額，相當於胡慶餘堂藥業之股本權益總額51.0069%；

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

執行董事：
蔡來興先生*(董事長)*
蔡育天先生*(副董事長及行政總裁)*
瞿　定先生*(副董事長及常務副行政總裁)*
呂明方先生
丁忠德先生
錢世政先生*(副行政總裁)*
姚　方先生
唐　鈞先生

註冊辦事處：
香港灣仔
告士打道三十九號
夏愨大廈二十六樓

獨立非執行董事：
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

敬啟者：

上海實業醫藥投資股份有限公司
發行新流通股

須予披露交易
向上海實業醫藥投資股份有限公司
轉讓資產

1. 緒言

董事會於二零零七年五月十五日公佈，上實醫藥(本公司透過另一家全資附屬公司擁有其已發行股本總額約43.62%之附屬公司)擬發行總數最多達107,220,000股新流通股。本公司、上實健康及上實醫藥於二零零七年五月十五日就由上實健康按每股人民幣14.13元認購上實醫藥擬發行共107,220,000股新流通股當中之46,770,000股流通股以及向上實醫藥及／或其附屬公司轉讓該等資產訂立該協議。

「上實醫藥」	上海實業醫藥投資股份有限公司，一家根據中國法律成立之有限責任公司，為本公司之附屬公司，在上海證券交易所A股市場上市(證券代碼：600607)
「聯交所」	香港聯合交易所有限公司
「股份認購」	上實健康根據該協議認購46,770,000股流通股
「轉讓」	本集團之有關附屬公司根據該協議向上實醫藥及／或其附屬公司轉讓該等資產
「運誠」	運誠投資有限公司，一家根據香港法律註冊成立之有限責任投資控股公司，為本公司之全資附屬公司
「廈門中藥廠」	廈門中藥廠有限公司，一家根據中國法律成立之有限責任公司，由本集團擁有61%權益並為本公司之附屬公司

就本通函而言，在適用情況下所採納的人民幣兑港元匯率為1港元兑人民幣1元，惟僅供參考説明之用，並不表示曾經、可能曾經或可以於有關的某個或多個日期或任何其它日期，按任何特定匯率兑換任何款項。

「胡慶餘堂藥業」	杭州胡慶餘堂藥業有限公司，一家根據中國法律成立之有限責任公司，由本集團擁有51.0069%權益並為本公司之附屬公司
「發行剩餘股份」	上實醫藥根據《上市公司證券發行管理辦法》，以每股人民幣14.13元之價格向機構投資者發行(在其建議發行共107,220,000股新流通股當中)最多達60,450,000股新流通股
「最後實際可行日期」	二零零七年六月二十二日，即本通函付印前為確定其所載若干資料的最後實際可行日期
「遼寧好護士」	遼寧好護士藥業(集團)有限責任公司，一家根據中國法律成立之有限責任公司，由本集團擁有55%權益並為本公司之附屬公司
「上市規則」	聯交所證券上市規則
「標準守則」	上市規則附錄十所載上市公司董事進行證券交易的標準守則
「中國」	中華人民共和國
「人民幣」	中國法定貨幣人民幣
「證券及期貨條例」	香港法例第571章證券及期貨條例
「股份」	本公司股本中每股面值0.10港元之股份
「股東」	股份之持有人
「上實集團」	上海實業(集團)有限公司，一家根據香港法律註冊成立的有限責任公司
「上實健康」	上實醫藥健康產品有限公司，一家根據香港法律註冊成立之有限責任投資控股公司，為本公司之全資附屬公司

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

詞彙	**涵義**
「該等資產」	正大青春寶之55%股權、胡慶餘堂藥業之51.0069%股權、廈門中藥廠之61%股權、遼寧好護士之55%股權，以及胡慶餘堂國藥號之29%股權(增資完成後權益比例將由24%增加至29%)，將根據該協議轉讓予上實醫藥及／或其附屬公司
「流通股」	上實醫藥股本中每股面值人民幣1.00元之普通股
「該協議」	本公司、上實健康及上實醫藥於二零零七年五月十五日就股份認購及轉讓事宜而訂立之協議
「董事會」	本公司之董事會
「本公司」	上海實業控股有限公司，根據香港法律註冊成立之有限公司，其股份於聯交所主板上市
「中國証監會」	中國証券監督管理委員會
「正大青春寶」	正大青春寶藥業有限公司，一家根據中國法律成立之有限責任公司，由本集團擁有55%權益並為本公司之附屬公司
「董事」	本公司之董事
「本集團」	本公司及其附屬公司
「港元」	香港法定貨幣港元
「香港」	中國香港特別行政區
「胡慶餘堂國藥號」	杭州胡慶餘堂國藥號有限公司，一家根據中國法律成立之有限責任公司，由本集團擁有29%權益(增資完成後)並為本公司之合營企業

目　錄

頁次

釋義 1

董事會函件

1. 緒言 4

2. 該協議 5

3. 股份認購 5

4. 轉讓 5

5. 同意及批准 7

6. 完成 7

7. 該等資產於完成轉讓、股份認購及發行剩餘股份前後之股權架構 8

8. 有關上實醫藥之資料 8

9. 有關該等資產之資料 9

10. 進行股份認購及轉讓之理由與效益 14

11. 所得款項用途 15

12. 一般事項 15

13. 其他資料 15

附錄 － 一般資料 16

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下上海實業控股有限公司之股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函僅供參考，並不構成收購、購買或認購上海實業控股有限公司之證券的邀請或建議。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

上海實業醫藥投資股份有限公司
發行新流通股

須予披露交易
向上海實業醫藥投資股份有限公司
轉讓資產

上海實業控股有限公司董事會發出之函件載於本通函第4頁至第15頁。

END

二零零七年六月二十七日